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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Forms Key Exploration Alliance with Newmont

PR03-14

Vancouver, Canada (November 18, 2003):  Rimfire Minerals Corporation (TSX-V:RFM) reports that it has entered into an agreement with Newmont Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE&ASX:NEM; TSX:NMC) to explore for gold in western Canada.

Under the terms of the agreement, both parties will contribute equally to a data compilation in the winter of 2003/04 to define gold exploration targets. Contingent on the results of this compilation, Newmont and Rimfire may elect to contribute equally to an initial CDN$300,000 exploration program in 2004. Properties acquired by Newmont and Rimfire will be subject to a 50/50 joint venture. Newmont can elect to earn an additional 10% interest in a property by completing CDN$1,500,000 in minimum work expenditures within three years. Upon completion of the 60% earn-in, Newmont can elect to acquire an additional 15% interest by continuing to fund exploration until completion of a bankable feasibility study. If Newmont does not complete the 60% earn-in, Newmont’s 50% interest would be transferred to Rimfire and Newmont would retain an NSR royalty. Rimfire will be operator of the alliance until Newmont has earned its 60% interest.

The Newmont/Rimfire alliance was formed to maximize early stage exploration and to capitalize on the complementary assets and technical skills of both companies. Mr. David Caulfield, P.Geo., President of Rimfire Minerals Corporation states: “This alliance will allow us to aggressively pursue our generative ideas in frontier regions. The combination of Newmont’s global exploration experience and in-house expertise with Rimfire’s hands-on approach to field exploration will create a strong and effective exploration alliance.”

Rimfire currently has a portfolio of highly prospective gold and silver properties in British Columbia and the Yukon. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick Gold, Cangold Limited and Stikine Gold Corporation.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

November 14, 2003

Item 3

Press Release:

Date of Issue

Place of Issue

November 18, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation (TSX-V:RFM) reports that it has entered into an agreement with Newmont Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE&ASX:NEM; TSX:NMC) to explore for gold in western Canada.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation (TSX-V:RFM) reports that it has entered into an agreement with Newmont Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE&ASX:NEM; TSX:NMC) to explore for gold in western Canada. Under the terms of the agreement, both parties will contribute equally to a data compilation in the winter of 2003/04 to define gold exploration targets. Contingent on the results of this compilation, Newmont and Rimfire may elect to contribute equally to an initial CDN$300,000 exploration program in 2004. Properties acquired by Newmont and Rimfire will be subject to a 50/50 joint venture. Newmont can elect to earn an additional 10% interest in a property by completing CDN$1,500,000 in minimum work expenditures within three years. Upon completion of the 60% earn-in, Newmont can elect to acquire an additional 15% interest by continuing to fund exploration until completion of a bankable feasibility study. If Newmont does not complete the 60% earn-in, Newmont’s 50% interest would be transferred to Rimfire and Newmont would retain an NSR royalty. Rimfire will be operator of the alliance until Newmont has earned its 60% interest.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of November, 2003.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

The Prospector

News Desk

Infolink

North American Dissemination schedule

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

November 19, 2003